Exhibit 99.20

CERTIFICATE

TO:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Newfoundland and Labrador, Department of Government Services
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission - Securities Division
New Brunswick Securities Commission

RE:	Annual and Special Meeting (the “Meeting”) of Shareholders scheduled for November 30, 2012

The undersigned, Shastri Ramnath, the duly elected Chief Executive Officer of Bridgeport Ventures Inc. (the “Corporation”), hereby provides notice that the Corporation intends to rely on Section 2.20 of National Instrument 54-101 (“NI 54-101”) Communication with Beneficial Owners of Securities of a Reporting Issuer and hereby certifies that the Corporation has arranged to:

(a)	have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(b)	have carried out all of the other requirements of NI 54-101.

DATED this 6th day of November, 2012.

BRIDGEPORT VENTURES INC.

Per:	(signed) “Shastri Ramnath”
Shastri Ramnath
Chief Executive Officer